SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_______________________

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

963025705

(CUSIP Number of Class

of Securities)

_______________________

Calgary Leveen

185 Wythe Avenue Suite 9D

Brooklyn, NY 11249

(212) 548-6504

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 10

CUSIP No. 963025705	13D	Page 2 of 10

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Anhinga Investment Partners LLC I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 250,979.1
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 250,979.1
11	Aggregate Amount Beneficially Owned by Each Reporting Person 250,979.1
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 963025705	13D	Page 3 of 10

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Banyan Advisors LLC I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 686,356.4
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 686,356.4
11	Aggregate Amount Beneficially Owned by Each Reporting Person 686,356.4
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 6.9%
14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 963025705	13D	Page 4 of 10

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Calgary Leveen I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 937,335.5(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 937,335.5(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 937,335.5(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Comprised of securities held through Anhinga Investment Partners LLC and Banyan Advisors LLC.

CUSIP No. 963025705	13D	Page 5 of 10

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Shares”) of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2529 Virginia Beach Boulevard, Suite 200, Virginia Beach, VA 23452.

Item 2.	Identity and Background.

(a)       This statement is being filed by jointly by each of Anhinga Investment Partners LLC, a Delaware limited liability company (“Anhinga”), Banyan Advisors LLC, a Delaware limited liability company (“Banyan”), and Calgary Leveen (“Leveen”). Leveen controls each of Anhinga and Banyan and has sole voting and investment control over the securities held by Anhinga and Banyan in the Issuer. Notwithstanding anything herein to the contrary, the filing of this statement shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of any Common Shares.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of the Reporting Persons is 185 Wythe Avenue Suite 9D Brooklyn, NY 11249.

(c)       The principal business of Anhinga is investment advising. The principal business of Banyan is wealth management advising. The principal business of Leveen is the Managing Member of Anhinga and Banyan.

(d) – (e) Legal Proceedings

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)       Citizenship

Each of Anhinga and Banyan are entities formed under the laws of the State of Delaware. Leveen is a United States citizen.

Item 3.	Source and Amount of Funds of Other Consideration.

The total amount of funds required to acquire the Common Shares, Series B Convertible Preferred Stock, Series D Cumulative Convertible Preferred Stock and 7.00% Subordinated Convertible Notes due 2031 (as hereinafter defined), acquired by Anhinga and Banyan were $808,296.30 and $2,455,671.04, respectively. This amount excludes brokerage commissions. Such shares were purchased with working capital in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

CUSIP No. 963025705	13D	Page 6 of 10

Item 4.	Purpose of Transaction.

Each of the Reporting Persons acquired the securities reported herein with a view to making a profit on its investment. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer's business, operations, governance, management, strategy and future plans. Depending on various factors including, without limitation, the Issuer's financial position, future actions taken by the Issuer's board of directors, price levels of the securities, other available investment opportunities, conditions in the securities market and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communicating with management or third parties about, and may enter into negotiations and agreements with them, seeking representation on the Issuer’s board of directors, changes in management of the Issuer and potential strategic and other transactions by the Issuer.

Item 5.	Interest of Securities of the Issuer.

(a) and (b) Beneficial ownership

As of the date of this Schedule 13D, Anhinga directly owns 193,000 Common Shares, 12,684 Series B Convertible Stock, no par value per share (“Series B Preferred Shares”) and 33,955 Series D Cumulative Convertible Preferred Stock, no par value per share (“Series D Preferred Shares”). Each Series B Preferred Share is convertible into approximately .625 Common Shares and Series D Preferred Share is convertible into approximately 1.47 Common Shares. Accordingly, Anhinga beneficially owns 250,979.1 Common Shares, representing 2.5% of the outstanding Common Shares, assuming conversion of all of Anhinga’s Series B Preferred Shares and Series D Preferred Shares.

Banyan directly owns 526,975 Common Shares, 17,831 Series B Preferred Shares, 94,784 Series D Preferred Shares and 2,130 7.00% Subordinated Convertible Notes due 2031 (“Convertible Notes”). Each Series B Preferred Share is convertible into approximately .625 Common Shares, each Series D Preferred Share is convertible into approximately 1.47 Common Shares and each Convertible Note is convertible into approximately 4 Common Shares. Accordingly, Banyan beneficially owns 686,356.4 Common Shares, representing 6.9% of the outstanding Common Shares, assuming conversion of all of Banyan’s Series B Preferred Shares, Series D Preferred Shares, and Convertible Notes.

Leveen, as the sole controlling person with respect to the Issuer’s securities held by Anhinga and Banyan, which securities are held by Leveen, his immediate family members and entities controlled by Leveen. As such, Leveen may be deemed to beneficially own all such securities.

CUSIP No. 963025705	13D	Page 7 of 10

The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Common Shares based on a total of 10,017,571 Common Shares outstanding on March 31, 2023, which amount is derived from amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2023 and the conversion of each of Anhinga and Banyan’s Series B Preferred Shares, Series D Preferred Shares and Convertible Notes into 217,360 Common Shares.

By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Common Shares owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons.

(c)       Transactions during the past sixty days

Information with respect to the each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

(d)       Right to receive dividends or proceeds

Not applicable.

(e)       Beneficial ownership of less than five percent

Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

On May 16, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any persons with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

99.1       Joint Filing Agreement

CUSIP No. 963025705	13D	Page 8 of 10

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed on behalf of each of the Reporting Persons.

Dated as of:  May 16, 2023

ANHINGA INVESTMENT PARTNERS, LLC

By:	/s/ Calgary Leveen
Calgary Leveen
Managing Member

BANYAN ADVISORS LLC

By:	/s/ Calgary Leveen
Calgary Leveen
Managing Member

/s/ Calgary Leveen
Calgary Leveen

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 963025705	13D	Page 9 of 10

ANNEX A

Schedule of Transactions in Common Shares of the Issuer

During the Past 60 Days

(unless otherwise noted, transactions represent purchases of Common Shares)

Anhinga

Date of Transaction	Quantity Purchased (Sold)	Price per Share

3/17/2023

3/20/2023

3/20/2023

3/20/2023

3/20/2023

3/20/2023

3/20/2023

3/20/2023

3/20/2023

3/27/2023

3/27/2023

3/28/2023

4/11/2023

4/14/2023

4/14/2023

4/14/2023

4/14/2023

4/14/2023

4/14/2023

4/14/2023

4/14/2023

4/14/2023

4/14/2023

4/17/2023

4/17/2023

4/17/2023

4/18/2023

4/19/2023

4/19/2023

4/24/2023

4/24/2023

4/25/2023

4/25/2023

5/02/2023

5/09/2023

1,000 1,000 100 100 800 500 100 400 500 500 1,000 206 (3,000)(2) (206) (99) (99) (99) (99) (99) (99) (99) (99) 340(1) (99) (100) (9) (11)(2) (989)(2) (1,091) (1,909) (1) (1) (45) 2 1,000

$1.45

$1.40

$1.40

$1.39

$1.41

$1.39

$1.37

$1.35

$1.31

$1.23

$1.20

$1.18

$12.25

$1.30

$1.30

$1.30

$1.30

$1.30

$1.30

$1.30

$1.30

$1.28

$1.50

$1.29

$1.30

$1.29

$12.25

$12.20

$1.30

$1.26

$1.29

$1.30

$12.25

$1.09

$0.79

CUSIP No. 963025705	13D	Page 10 of 10

Banyan

Date of Transaction	Quantity Purchased	Price per Share
3/20/2023	3,150	$1.36

Leveen

None.

All purchases were effected through open market or privately negotiated transactions.

(1)	Represents purchase of Series B Preferred Stock.

(2)	Represents purchase of Series D Preferred Stock.